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FILE No. 82-5023

[redacted]

03037128

October 24, 2003

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

03 NOV -6 AM 7:21

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Sanix Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Sanix Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

1. July 11, 2003 — Notice of Allocation of Stock Options (Stock Acquisition Rights)
2. July 14, 2003 — Notice of Determination of Amount to be Paid in for Exercise of Stock Options (Stock Acquisition Rights), etc.
3. August 6, 2003 — Consolidated/Non-Consolidated Financial Summary -For the first quarter ended June 30, 2003-
4. October 7, 2003 — Notice on Revisions to the Forecasts of Interim Business Results and Interim Dividend for the Year Ending March 31, 2004
5. Annual Report 2003

Yours truly,

Tadashi Ishii

Encls.
cc: Sanix Incorporated

11/12

(Translation)

FILE NO. 82-5023

July 11, 2003

Name of listed company: SANIX INCORPORATED

Title and name of representative:
Shin-ichi Munemasa
President and Representative Director

(Code No.: 4651 First section of the Tokyo Stock Exchange, First section of the Osaka Securities Exchange, and the Fukuoka Stock Exchange)

Notice of Allocation of Stock Options (Stock Acquisition Rights)

Notice is hereby given that at the Board of Directors meeting on July 11, 2003, Sanix Incorporated (the "Company") resolved to allocate stock acquisition rights following the approval (by special resolution) at its 25th ordinary general meeting of shareholders on June 27, 2003:

Description

1.	Issue date of stock acquisition rights:	July 15, 2003
2.	Total number of stock acquisition rights:	25,999
3.	Issue price of stock acquisition rights:	No consideration shall be paid.
4.	Amount to be paid in for exercise of stock acquisition rights:	To be determined on July 14, 2003.
5.	Total amount of issue prices of shares to be issued upon exercise of stock acquisition rights:	To be determined on July 14, 2003.
6.	Total number of shares to be issued upon exercise of stock acquisition rights:	2,599,900 shares of common stock of the Company (The number of shares to be issued upon exercise of each stock acquisition right shall be 100.)
7.	Exercise period of stock acquisition rights:	July 1, 2005 to June 29, 2007
8.	Amount of capital incorporation upon exercise of stock acquisition rights:	To be determined on July 14, 2003.

9. Persons to whom stock acquisition rights will be allocated:

Company: 11 Directors, 4 Corporate Auditors, 3,958 Employees

Subsidiaries of the Company: 4 Directors, 57 Employees

Total : 4,034

- End -

(For reference)

(1) Board of Directors meeting to make a proposal asking for authorization to issue stock acquisition rights for the purpose of granting stock options at the ordinary general meeting of shareholders: May 14, 2003

(2) Resolved at the ordinary general meeting of shareholders (special resolution): June 27, 2003

[For more information, please contact]
Kozo Inoue, Managing Director
Sanix Incorporated
k-inoue@sanix.co.jp
Tel: +81-92-436-8882

FILE NO. 82-5023

(Translation)

July 14, 2003

Name of listed company: SANIX INCORPORATED

Title and name of representative:
Shin-ichi Munemasa
President and Representative Director

(Code No.: 4651 First section of the Tokyo Stock Exchange, First section of the Osaka Securities Exchange, and the Fukuoka Stock Exchange)

Notice of Determination of Amount to be Paid in for Exercise of Stock Options (Stock Acquisition Rights), etc.

Notice is hereby given that Sanix Incorporated (the "Company") determined the amount to be paid in for exercise of stock acquisition rights following the resolutions approved (by special resolution) at its 25th ordinary general meeting of shareholders on June 27, 2003 and at the Board of Directors meeting on July 11, 2003, as described below:

Description

1. Issue date of stock acquisition rights:	July 15, 2003
2. Amount to be paid in for exercise of stock acquisition rights:	75,300 yen per right (753 yen per share)
3. Total amount of issue prices of shares to be issued upon exercise of stock acquisition rights:	1,957,724,700 yen
4. Amount of capital incorporation upon exercise or stock acquisition rights:	377 yen per share

- E N D -

(For reference)

(1) Board of Directors meeting to make a proposal asking for authorization to issue stock acquisition rights for the purpose of granting stock options at the ordinary general meeting of shareholders:	May 14, 2003

(2)	Resolved at the ordinary general meeting of shareholders (special resolution):	June 27, 2003
(3)	Number of stock acquisition rights:	25,999
(4)	Number of shares to be issued upon exercise of stock acquisition rights:	2,599,900 shares of common stock of the Company (The number of shares to be issued upon exercise of each stock acquisition right shall be 100.)
(5)	Exercise period of stock acquisition rights:	July 1, 2005 to June 29, 2007

[For more information, please contact]
Kozo Inoue, Managing Director
Sanix Incorporated
k-inoue@sanix.co.jp
Tel: +81-92-436-8882

SANIX INCORPORATED

Consolidated/Non-Consolidated Financial Summary

For the first quarter ended June 30, 2003

The financial figures in this document are based on Japanese Accounting Standards and accompanying laws. This document is an English translation of the Japanese-language original.

August 6, 2003

Consolidated Financial Statements

For the first quarter ended June 30, 2003

SANIX INCORPORATED

Stock Listed:	Tokyo Stock Exchange First Section, Osaka Stock Exchange First Section, Fukuoka Stock Exchange
Code No.:	4651
URL:	http://www.sanix.co.jp
Headquarters:	2-1-23, Hakataeki Higashi, Hakata-ku, Fukuoka 812-0013 JAPAN TEL: 81-92-436-8870 / FAX: 81-92-436-8871
President and CEO	Shin-ichi Munemasa
Contact:	Yoshiyuki Maeda, Managing Director, Administration Department
Changes of Accounting Principles:	None
Number of Newly Consolidated Company:	1

Consolidated Financial Highlights for the first quarter ended June 30, 2003

(1) Consolidated Operating Results

(Millions of Yen)

	First quarter from April 1 to June 30				Fiscal year ended March 31
	FY2004	**% change**	FY2003	% change	FY2003
Net Sales	**11,649**	**(15.1%)**	13,721	—	50,357
Operating Income	**(1,865)**	—	(479)	—	(2,779)
Recurring Profit	**(1,826)**	—	(429)	—	(2,586)
Net Income	**(2,231)**	—	(411)	—	(3,462)
Net Income per Share(¥)	**(¥56.19)**	—	(¥10.06)	—	(¥85.89)
Net Income per Share, Diluted(¥)	—	—	—	—	—

Note: Percentages indicate the increase and decrease compared with the previous first quarter ended June 30, 2002.

(2) Consolidated Financial Position

(Millions of Yen)

	As of June 30		As of March 31
	FY2004	FY2003	FY2003
Total Assets	**60,307**	61,635	62,032
Shareholders' Equity	**36,192**	43,854	38,769
Shareholders' Equity Ratio (%)	**60.0%**	71.2%	62.5%
Shareholders' Equity per Share (¥)	**¥911.25**	¥1,071.74	¥976.12

(3) Consolidated Financial Cash Flows

(Millions of Yen)

	First quarter from April 1 to June 30		Fiscal year ended March 31
	FY2004	FY2003	FY2003
Cash Flows from Operating Activities	**55**	216	(1,734)
Cash Flows from Investing Activities	**(28)**	(2,845)	(7,472)
Cash Flows from Financing Activities	**80**	3,519	7,062
Balance of Cash and Cash Equivalents at End of Period	**2,346**	5,272	2,238

Business Results

For the first quarter ended June 30, 2003

Earnings

During the first quarter ended June 30, 2003, the Japanese economy showed slight signs of recovery as evidenced in moderate increases of capital investment and an upturn in stock prices following improvement in corporate profits. At the same time, however, the economy still had problems such as surplus employment and excessive debt.

In the environmental sanitation industry, declines in household spending, corporate cost reductions and uncertainty about the employment situation made for difficult business conditions. However, there is undeniably a heightened awareness of the need to extend the life-span of houses and office buildings.

Under the circumstances, the SANIX group has placed customers at the center of our business. In the Home Sanitation Division, we pursued marketing efforts to win new customers and reorganized after-sales service systems to improve satisfaction from existing customers. In the Environmental Resources Development Division, the Tomakomai electric power generating facility began full-scale operations. The division made efforts to achieve stable operations and to increase power production volume at the power plant prior to concluding a formal contract to sell electricity.

As a result, the Establishment Sanitation Division and Environmental Resources Development Division increased their sales, though sales in the Home Sanitation Division dropped 15.1% to 11,649 million yen. Due to decreased revenues in the HS division, the Company failed to absorb fixed costs and advertisement expenses, which is usually concentrated in the first quarter. In addition, there were operational expenses incurred at the Tomakomai power generation facility before concluding a formal contract to sell electricity. As a result, the net loss reached 2,231 million yen compared to a loss of 411 million yen during the same period last year.

Earnings of individual divisions:

Home Sanitation Division

The HS division carried out community-based marketing efforts to cultivate latent demands for home maintenance and to win new customers. The division also rebuilt its sales power by expanding the skill set of its sales and other staff in order to enlarge its market penetration. Since the division expanded and trained its sale force during the first quarter, positive signs were already being seen to win new customers. However, a major sales drop of home reinforcement systems and under-floor and under-roof ventilation systems that depend on existing customers made it impossible to realize a full business recovery. On a year-over-year basis, the sales drop ratio for the first quarter was smaller than the fourth quarter ended March 31, 2003. As a result, sales for the division dropped 25.1% to 7,602 million yen from the same period last year. The division opened three additional stores in the Kanto and Chugoku regions during the quarter. Operating profit came to 136 million yen, a 91.3% drop compared to the same period last year. Though the division carried out cost-reduction measures, it failed to absorb large fixed costs such as personnel and labor expenses. Decreased revenue was primary responsible, here.

Establishment Sanitation Division

With the goal of improving the longevity of building equipment in office buildings, apartment complexes and other structures, we cultivated demand for maintenance services chiefly for water systems, such as water-supply equipment. Sales of water activator installations and maintenance installations for building water supply facilities saw sluggish growth. On the other hand, ther sales categories such as exterior wall waterproofing increased. Consequently, divisional sales increased by 6.3% to

2,009 million yen. Since SANIX was approved as a specified construction business, the division could establish sales channels for environmental equipment such as a hydrogen sulfide removal system and arsenic removal system. Operating loss came to 20 million yen compared to a profit of 28 million yen during the same period last year. Here, increased service operations with high cost percentage and costs related to launching new products were responsible.

Environmental Resources Development Division

In order to build a recycling-regeneration-oriented society, the Tomakomai electric power generating facility began full-scale operations, and made efforts to achieve stable operations and increase its power production volume. In the waste plastic recycling business, the division focused on collecting recyclable waste plastic and increasing processing capacity. At the same time, the division emphasized sales of baling machines for waste plastic. As a result, sales in the waste plastic recycling business increased by 25.1% over the previous year. Sales in the division rose by 21.0% to 2,037 million yen thanks to increases of other industrial waste processing and revenues from sales of electric power. Operating loss came to 1,170 million yen compared to a loss of 843 million yen during the same period last year. Costs including depreciation expenses incurred at the Tomakomai power plant prior to concluding a formal contract to sell electricity weighed on profit.

Financial Position

At the end of the first quarter ended June 30, 2003, total assets amounted to 60,307 million yen, 1,725 million yen less than the previous quarter. Liabilities increased 851 million yen to 24,114 million yen and stockholders' equity reached 36,192 million yen, 2,576 million yen less than the previous quarter. Consequently, stockholders' equity ratio came to 60.0%.

Current assets amounted to 8,336 million yen, a drop of 832 million yen. Here, decreases in consumption tax payable, deferred tax assets and accounts receivable were responsible. Tangible fixed assets came to 47,087 million yen, a drop of 734 million yen, because the large investments in the Tomakomai power generation plant and plastic recycling plants have now been completed. Investment and other assets reached 4,798 million yen, a drop of 161 million yen. Current liabilities decreased by 461 million yen to 18,052 million yen. Here, some short-term liabilities were reacquired as long-term debt. Non-current liabilities increased by 1,312 million yen to 6,062 million yen due to an increase in long-term debt. As a result, interest-bearing debt rose by 422 million yen to 14,099 million yen. Consequently, stockholders' equity dropped by 2,576 million yen to 36,192 million yen.

Cash Flows

Cash and cash equivalents at the end of the first quarter came to 2,346 million yen, 2,926 million yen less than the previous year. Cash flows provided by operating activities fell 160 million yen from the previous year to 55 million yen. Here, net loss before income tax due to sluggish sales in the HS division was responsible. Cash flows used in investment activities came to 28 million yen, an improvement of 2,817 million yen over the last year because the plant investment for the ERD division has been completed. Cash flows provided by financing activities totaled 80 million yen, 3,438 million yen less than the previous year. Here, SANIX did not raise funds for capital investment in this first quarter.

Consolidated Financial Statements

1. Consolidated Balance Sheet

(Thousands of Yen)

Assets:	As of June 30 FY2004	Ratio %	As of June 30 FY2003	Ratio %	As of March 31 FY2003	Ratio %
Current Assets:						
Cash and bank deposits	2,393,373		5,326,942		2,282,112	
Notes and accounts receivable	3,268,697		4,179,087		3,405,510	
Inventories	1,356,278		1,552,107		1,474,166	
Deferred tax assets	701,286		494,677		866,856	
Refundable income taxes	389,443		-		407,402	
Refundable consumption taxes	-		-		443,284	
Other current assets	295,225		490,979		336,659	
Allowance for doubtful accounts	(67,511)		(46,019)		(46,770)	
Total Current Assets:	8,336,793	13.8	11,997,774	19.5	9,169,222	14.8
Fixed Assets:						
Tangible Fixed Assets:						
Buildings and structures	11,312,586		9,551,221		9,766,467	
Machinery, equipment and vehicles	17,064,392		8,398,952		9,001,553	
Land	18,276,505		17,990,743		18,218,390	
Construction in progress	175,380		7,680,825		10,587,767	
Other tangible fixed assets	259,017		273,658		248,298	
Total Tangible Fixed Assets:	47,087,883	78.1	43,895,401	71.2	47,822,476	77.1
Intangible Fixed Assets:						
Total Intangible Fixed Assets:	84,271	0.1	81,203	0.1	80,843	0.1
Investments and Other Assets:						
Investments in securities	1,229,886		1,507,076		1,438,570	
Deposits and guaranty	1,981,809		2,060,523		2,047,375	
Deferred tax assets	946,600		1,141,111		1,111,626	
Other	1,104,922		1,022,763		825,778	
Allowance for bad loans	(464,858)		(70,660)		(463,087)	
Total Investments and Other Assets:	4,798,360	8.0	5,660,814	9.2	4,960,264	8.0
Total Fixed Assets:	51,970,514	86.2	49,637,419	80.5	52,863,584	85.2
Total Assets:	60,307,308	100.0	61,635,193	100.0	62,032,806	100.0

(Thousands of Yen)

Liabilities and Shareholders' Equity:	As of June 30 FY2004	Ratio %	FY2003	Ratio %	As of March 31 FY2003	Ratio %
Current Liabilities:						
Notes and accounts payable	**1,056,926**		1,385,620		750,348	
Short-term loans	**8,880,000**		7,080,000		10,150,000	
Long-term loans payable in 1 year	**1,569,730**		348,320		1,199,020	
Amounts in arreas	**2,177,333**		1,979,907		2,474,897	
Accrued expenses	**2,612,701**		2,950,086		1,595,077	
Accrued income taxes	**13,093**		61,616		41,467	
Consumption tax payable	**221,674**		334,474		7,278	
Accrued bonuses	**6,248**		1,664		531,140	
Allowance for recycling costs	**1,166,898**		–		1,468,152	
Other current liabilities	**348,083**		578,809		296,393	
Total Current Liabilities:	**18,052,688**	**29.9**	14,720,498	23.9	18,513,745	29.8
Non-Current Liabilities:						
Long-term debt	**3,650,200**		659,930		2,327,990	
Deferred tax liabilities	**623**		2,429		1,060	
Security deposit payable	**194,578**		201,356		190,559	
Retirement benefit	**1,676,662**		1,568,061		1,690,094	
Other non-current liabilities	**540,000**		628,000		540,000	
Total Non-Current Liabilities:	**6,062,064**	**10.1**	3,059,777	4.9	4,749,704	7.7
Total Liabilities:	**24,114,753**	**40.0**	17,780,276	28.8	23,263,449	37.5
Minority Interest:						
Minority interest	–	–	–	–	–	–
Shareholders' Equity:						
Capital Fund	**12,533,820**	**20.8**	12,533,820	20.4	12,533,820	20.2
Additional paid-in capital	**15,853,954**	**26.3**	15,853,954	25.7	15,853,954	25.6
Accumulated earnings	**9,431,690**	**15.6**	15,515,321	25.2	12,060,428	19.4
Difference in valuation of other marketable securities	**(19,850)**	**(0.0)**	(41,585)	(0.1)	(71,858)	(0.1)
Less treasury stock at cost	**(1,607,060)**	**(2.7)**	(6,592)	(0.0)	(1,606,987)	(2.6)
Total Shareholders' Equity:	**36,192,554**	**60.0**	43,854,917	71.2	38,769,356	62.5
Total Liabilities, Minority Interests and Stockholders Equity:	**60,307,308**	**100.0**	61,635,193	100.0	62,032,806	100.0

2. Consolidated Statement of Income

(Thousands of Yen)

	First quarter from April 1 and June 30				Fiscal year ended March 31	
	FY2004	Ratio %	FY2003	Ratio %	FY2003	Ratio %
Net sales	11,649,235	100.0	13,721,620	100.0	50,357,826	100.0
Cost of sales	6,081,832	52.2	5,569,643	40.6	22,422,598	44.5
Gross profit	5,567,402	47.8	8,151,976	59.4	27,935,228	55.5
Selling, general and administrative expenses	7,432,419	63.8	8,631,878	62.9	30,714,292	61.0
Operating loss	1,865,017	(16.0)	479,901	(3.5)	2,779,064	(5.5)
Non-operating income:						
Interest income	2,189		2,373		21,451	
Dividend income	3,740		3,144		25,403	
Rent Revenue	64,576		65,720		262,185	
Other non-operating income	35,346		27,255		111,358	
Total non-operating income	105,942	0.9	98,493	0.7	420,398	0.8
Non-operating expenses:						
Interest expenses	35,348		14,353		78,836	
Rent expense	30,756		33,302		133,236	
Other non-operating expenses	1,007		77		15,856	
Total non-operating expenses	67,112	0.6	47,733	0.3	227,928	0.4
Recurring loss	1,826,187	(15.7)	429,141	(3.1)	2,586,594	(5.1)
Extraordinary income:						
Gain on sale of fixed assets	–		19,019		67,701	
Insurance money received	21,409		–		–	
Investment securities received	–		–		11,396	
Total extraordinary income	21,409	0.2	19,019	0.1	79,097	0.1
Extraordinary losses:						
Loss on sale of property, plant and equipment	1,058		34,754		65,061	
Loss on disposal of property, plant and equipment	7,366		–		12,744	
Loss on cancellation of lease contract	1,964		2,413		10,930	
Loss on casualty	21,506		–		–	
Loss on special depreciation	–		–		26,363	
Loss on sales of investments in securities	54,690		1		–	
Loss on valuation of investments in securities	–		99,999		217,398	
Loss on valuation of membership rights	–		–		2,460	
Net provision for allowance for doubtful accounts	–		950		76,316	
Director's retirement allowance	–		–		14,800	
Allowance for recycling costs	–		–		840,598	
Total extraordinary losses	86,586	0.7	138,119	1.0	1,266,673	2.5
Loss before income taxes	1,891,364	(16.2)	548,241	(4.0)	3,774,171	(7.5)
Corporate income, local and enterprise taxes	47,697	0.4	63,152	0.5	210,071	0.4
Adjustment on corporate tax, etc.	292,499	2.6	(199,803)	(1.5)	(521,947)	(1.0)
Net loss	2,231,561	(19.2)	411,590	(3.0)	3,462,295	(6.9)

3. Consolidated Statement of Retained Earnings

(Thousands of Yen)

	First quarter		Fiscal year
	from April 1 to June 30		ended March 31
	FY2004	FY2003	FY2003
Balance of accumulated paid-in capital at the beginning of the fiscal year	**15,853,954**	15,853,954	15,853,954
Balance of accumulated paid-in capital at the end of the fiscal year	**15,853,954**	15,853,954	15,853,954
Balance of accumulated earnings at the beginning of the fiscal year	**12,060,428**	16,400,108	16,400,108
Decrease in accumulated earnings			
Cash dividends	**397,176**	409,194	813,383
Directors and auditors' bonuses	–	64,000	64,000
Net loss	**2,231,561**	411,590	3,462,295
Balance of accumulated earnings at the end of the fiscal year	**9,431,690**	15,515,321	12,060,428

4. Consolidated Statement of Cash Flows

(Thousands of yen)

	First quarter from April 1 to June 30		Fiscal year ended March 31
	FY2004	FY2003	FY2003
Cash Flows from Operating Activities:			
Net loss before income taxes	**(1,891,364)**	(548,241)	(3,774,171)
Depreciation and amortization	**933,521**	605,099	2,456,527
Increase/decrease in allowance for retirement benefits	**(13,431)**	57,402	179,435
Increase/decrease in allowance for recycling costs	**(301,254)**	—	1,468,152
Increase/decrease in allowance for doubtful accounts	**22,512**	9,849	403,028
Interest and dividend income	**(5,929)**	(5,518)	(46,855)
Interest expense	**35,348**	14,353	78,836
Gain on marketable securities received	—	—	(11,396)
Loss on sale of marketable securities	**54,690**	—	—
Loss on valuation of short-term investments in securities	—	99,999	217,398
Loss on valuation of membership rights	—	—	2,460
Gain on sale of property, plant and equipment	—	(19,019)	(67,701)
Loss on sale of property, plant and equipment	**1,058**	34,754	65,061
Loss on disposal of property, plant and equipment	**7,366**	—	12,744
Loss on casualty	**21,506**	—	—
Increase/decrease in notes and accounts receivable-trade	**136,812**	1,448,982	1,904,630
Increase/decrease in inventories	**117,888**	(334,815)	(256,874)
Increase/decrease in other current assets	**510,233**	637,520	290,561
Increase/decrease in notes and accounts payable-trade	**316,300**	67,495	(577,499)
Increase/decrease in consumption taxes payable	**214,395**	(184,054)	(511,250)
Increase/decrease in other current liabilities	**246,888**	372,968	(481,771)
Payment of bonuses to directors and auditors	—	(1,000)	(64,000)
Other	**(254,360)**	(196,010)	(571,355)
Net	**152,182**	2,059,768	715,960
Interest and dividend income received	**6,387**	5,518	47,402
Interest expense paid	**(45,257)**	(14,612)	(88,290)
Income taxes paid	**(58,112)**	(1,834,671)	(2,409,141)
Net cash provided by operating activities:	**55,199**	216,002	(1,734,069)
Cash Flows from Investing Activities:			
Increase/decrease in time deposits	**(3,500)**	30,000	40,500
Proceeds from sales of securities	**243,960**	56	56
Payment for purchases of securities	**(296)**	(305)	(101,390)
Proceeds from sale of property, plant and equipment	**139**	2,940	291,839
Payment for purchases of property, plant and equipment	**(309,947)**	(2,866,156)	(8,510,561)
Other	**41,222**	(12,061)	807,285
Net cash provided by investing activities:	**(28,422)**	(2,845,526)	(7,472,270)
Cash Flows from Financing Activities:			
Increase/decrease in short-term borrowings	**(1,270,000)**	3,960,000	7,050,000
Proceeds from long-term debt from banks	**2,000,000**	—	3,000,000
Repayment of long-term debts	**(307,080)**	(87,080)	(568,320)
Increase/decrease in treasury stock	**(73)**	(513)	(1,600,907)
Dividends paid	**(341,858)**	(372,464)	(811,170)
Other	**(4)**	—	(7,203)
Net cash provided by financing activities:	**80,983**	3,519,942	7,062,398
Effect of exchange rate changes on cash and cash equivalents	**0**	—	0
Net increase/decrease in cash and cash equivalents	**107,760**	890,418	(2,143,941)
Cash and cash equivalents at beginning of the fiscal term	**2,238,612**	4,382,553	4,382,553
Cash and cash equivalents at the end of the fiscal term	**2,346,373**	5,272,972	2,238,612

Significant Accounting Policies

Relating to Financial Statements

1.Matters Pertaining to Consolidation

All subsidiaries are consolidated

Number of consolidated subsidiaries: 4 companies

Names of consolidated subsidiaries: SUNAIM INCORPORATED / Energy Development Institute Co., Ltd. / Sanix Energy Incorporated / Sanix Software Design Incorporated

2.Matters Concerning the Application of Equity method Accounting

None

3.Matters Pertaining to the Settlement Dates of Consolidated Subsidiaries

The settlement dates of consolidated subsidiaries are the same as those of the parent company

4.Accounting Treatment Standards

(1) Appraisal standards and appraisal methods for principal assets.

1)Short-term investments in securities:

Other marketable securities:

*Securities valued at market: Market value method based on the market prices on the settlement date (all valuation difference are reflected directly in shareholders' equity, the sale price being computed using the moving average method.)

*Securities not valued at market: Cost method, cost being determined by the moving average method

2)Inventories:

Cost method computed by moving average method

(2) Depreciation methods for depreciable assets.

1)Tangible fixed assets: Fixed percentage on declining-balance method

2)Intangible fixed assets: Straight-line method

3) Long-term prepaid expenses: Straight-line method

However, expenses related to engineering methods concerning metal fittings for home reinforcement, included in long-term prepaid expenses, are depreciated by the straight-line method based on the maximum assumed contributing period to revenues (3 years).

(3) Accounting standards for allowances and reserves.

1)Allowance for doubtful accounts: Provision for losses on doubtful accounts is made up to the maximum allowable based on individual assessments and the actual percentage of bad loan write-offs, as prescribed in the Corporate Income Tax Law. If that amount is deemed to be insufficient, additional provision is made.

2)Provision for accrued bonuses: Provision for accrued bonuses to employees is made by appropriating an amount based on estimated total bonuses that will be paid during the year.

3)Allowance for retirement benefits for employees: In order to provide for retirement allowances the company accrues an amount equivalent to the amount that would be paid if the payment occurred at the end of the current consolidated accounting period, based on the projected amount of retirement allowance liabilities and pension assets at the end of the consolidated first quarter.

4)Allowance for recycling costs: Allowance for recycling costs is provided in preparation for payment of transportation and storage relating to recycling waste plastics for fuel.

(4) *Other significant policies used in these consolidated financial statements:*

1)Accounting treatment of consumption tax: Excluding tax method

2)Cash and cash equivalents: Cash and cash equivalents in the consolidated statements of cash flows are composed of cash on hand, bank deposits able to be withdrawn on demand, and short-term investments with an original maturity of three months or less and which are readily convertible to cash and represent a minor risk of fluctuation in value.

1. Segment information by type of business

Current first quarter (From April 1, 2003 to June 30, 2003) (Thousands of Yen)

Segments	HS	ES	ERD	Total	Elimination or Group	Consolidated
Sales, operating profit or loss						
Sales:						
(1)Sales to customers	7,602,376	2,009,758	2,037,100	11,649,235	-	11,649,235
(2)Internal sales among segments and transfer accounts......................	-	-	213	213	(213)	-
Total	7,602,376	2,009,758	2,037,313	11,649,448	(213)	11,649,235
Operating expenses	7,466,580	2,029,867	3,207,963	12,704,411	809,841	13,514,252
Operating income(loss)	135,796	(20,109)	(1,170,649)	(1,054,962)	(810,054)	(1,865,017)

Previous first quarter (From April 1, 2002 to June 30, 2002) (Thousands of Yen)

Segments	HS	ES	ERD	Total	Elimination or Group	Consolidated
Sales, operating profit or loss						
Sales:						
(1)Sales to customers	10,147,027	1,891,132	1,683,460	13,721,620	-	13,721,620
(2)Internal sales among segments and transfer accounts......................	-	-	196	196	(196)	-
Total	10,147,027	1,891,132	1,683,656	13,721,816	(196)	13,721,620
Operating expenses	8,588,750	1,862,280	2,527,007	12,978,039	1,223,482	14,201,521
Operating income(loss)	1,558,276	28,851	(843,350)	743,777	(1,233,679)	(479,901)

Previous fiscal year (From April 1, 2002 to March 31, 2003) (Thousands of Yen)

Segments	HS	ES	ERD	Total	Elimination or Group	Consolidated
Sales, operating profit or loss						
Sales:						
(1)Sales to customers	34,708,625	8,085,061	7,564,139	50,357,826	-	50,357,826
(2)Internal sales among segments and transfer accounts......................	-	-	775	775	(775)	-
Total	34,708,625	8,085,061	7,564,914	50,358,602	(775)	50,357,826
Operating expenses	30,092,197	8,080,182	11,357,680	49,530,060	3,606,831	53,136,891
Operating income (loss)....................	4,616,428	4,879	(3,792,765)	828,541	(3,607,606)	(2,779,064)

Notes to segment information

1. Business divisions are those used for internal administrative purposes.

2. Principal services and products by business division

*HS Division: Home Reinforcement System, Termite Eradication Service, Under-Floor and Under-Roof Ventilation Systems

*ES Division: Fitting of water supply system for office and apartment buildings, maintenance services

*ERD Division : Waste plastic processing, incineration, waste organic liquid processing and power generation

3. Unabsorbed operating expenses listed under elimination of group is the administration cost of the general affairs department of the parent company.

Current first quarter	¥810,054 thousand
Previous first quarter	¥1,223,679 thousand
Previous fiscal year	¥3,607,606 thousand

2.Segment information by location

Current first quarter (April 1, 2003 to June 30, 2003)

The Company does not report segment information by location total sales and total assets in Japan were above 90% of total sales and assets of all segments.

Previous first quarter (April 1, 2002 to June 30, 2002)

The Company does not report segment information by location because the Company does not have any consolidated subsidiaries or important offices located in countries or regions outside of Japan, nor did it have any in the prior consolidated accounting period.

Previous fiscal year (April 1, 2002 to March 31, 2003)

The Company does not report segment information by location total sales and total assets in Japan were above 90% of total sales and assets of all segments.

3.Foreign sales

The Company does not report foreign sales because foreign sales were less than 10% of consolidated sales in both the prior and current consolidated accounting periods.

August 6, 2003

Non-Consolidated Financial Statements

For the first quarter ended June 30, 2003

SANIX INCORPORATED

Stock Listed:	Tokyo Stock Exchange First Section, Osaka Stock Exchange First Section, Fukuoka Stock Exchange
Code No.:	4651
URL:	http://www.sanix.co.jp
Headquarters:	2-1-23, Hakataeki Higashi, Hakata-ku, Fukuoka 812-0013 JAPAN TEL: 81-92-436-8870 / FAX: 81-92-436-8871
President and CEO	Shin-ichi Munemasa
Contact:	Yoshiyuki Maeda, Managing Director, Administration Department
Changes of Accounting Principles:	None

Non-Consolidated Financial Highlights for the first quarter ended June 30, 2003

(April 1, 2003 to June 30, 2003)

(1) Non-Consolidated Operating Results

(Millions of Yen)

	First quarter from April 1 to June 30				Fiscal year ended March 31
	FY2004	**% change**	FY2003	% change	FY2003
Net Sales	**11,567**	**(15.7)**	13,721	(7.2)	50,289
Operating Income	**(1,521)**	-	(512)	-	(2,926)
Recurring Profit	**(1,704)**	-	(436)	-	(2,692)
Net Income	**(2,092)**	-	(392)	-	(3,507)
Net Income per Share(¥)	**(¥52.69)**	-	(¥9.60)	-	(¥87.01)
Net Income per Share, Diluted(¥)	-	-	-	-	-

Note: Percentages indicate the increase and decrease compared with the previous first quarter ended June 30, 2002.

(2) Non-Consolidated Financial Position

(Millions of Yen)

	As of June 30		As of March 31
	FY2004	FY2003	FY2003
Total Assets	**60,049**	59,794	60,319
Shareholders' Equity	**36,128**	43,716	38,566
Shareholders' Equity Ratio (%)	**60.2%**	73.1%	63.9%
Shareholders' Equity per Share (¥)	**¥909.64**	¥1,068.36	¥971.03

Non-Consolidated Financial Statements

1.Non-Consolidated Balance Sheet

(Thousands of Yen)

	As of June 30				As of March 31	
Assets:	**FY2004**	**Ratio %**	FY2003	Ratio %	FY2003	Ratio %
Current Assets:						
Cash and bank deposits	**2,181,815**		4,784,450		2,022,123	
Note receivable	**124,311**		130,712		122,405	
Accounts receivable	**3,112,054**		4,048,150		3,261,189	
Inventories	**1,148,968**		1,351,135		1,258,304	
Deferred tax assets	**684,890**		473,681		845,378	
Refundable income taxes	**389,443**		—		407,402	
Refundable consumption taxes	**—**		—		443,284	
Other current assets	**1,710,449**		471,707		319,528	
Allowance for doubtful accounts	**(69,000)**		(46,000)		(45,000)	
Total Current Assets:	**9,282,932**	**15.5**	11,213,837	18.8	8,634,616	14.3
Fixed Assets:						
Tangible Fixed Assets:						
Buildings	**8,615,194**		7,357,006		7,667,488	
Machinery and equipment	**17,004,397**		8,318,134		8,937,480	
Land	**16,754,517**		16,660,743		16,754,517	
Construction in progress	**170,428**		7,684,015		10,587,767	
Other non-current assets	**2,925,474**		2,444,303		2,326,271	
Total Tangible Fixed Assets:	**45,470,011**	**75.7**	42,464,203	71.0	46,273,525	76.7
Intangible Fixed Assets:						
Total Intangible Fixed Assets:	**82,047**	**0.1**	79,411	0.1	78,631	0.1
Investments and Other Assets:						
Investment in securities	**1,229,351**		1,506,496		1,438,155	
Deposits and Guaranty	**1,946,072**		2,022,772		2,009,395	
Deferred tax assets	**946,600**		1,141,111		1,111,626	
Other	**1,557,119**		1,437,623		1,238,648	
Allowance for bad loans	**(464,858)**		(70,660)		(464,858)	
Total Investments and Other Assets:	**5,214,285**	**8.7**	6,037,344	10.1	5,332,967	8.9
Total Fixed Assets:	**50,766,344**	**84.5**	48,580,959	81.2	51,685,125	85.7
Total Assets:	**60,049,276**	**100.0**	59,794,796	100.0	60,319,741	100.0

(Thousands of Yen)

Liabilities and Shareholders' Equity:	As of June 30 FY2004	Ratio %	As of June 30 FY2003	Ratio %	As of March 31 FY2003	Ratio %
Current Liabilities:						
Notes payable	514,663		647,450		195,249	
Accounts payable	630,620		663,056		516,746	
Short-term loans	8,700,000		5,500,000		8,500,000	
Long-term loans payable in 1 year	1,513,330		291,920		1,142,620	
Amount in arrears	2,272,186		2,163,789		2,865,626	
Income tax payable	—		31,949		—	
Consumption tax payable	216,414		330,765		—	
Accrued expenses	2,572,713		2,933,565		1,569,154	
Accrued bonuses	—		—		526,000	
Allowances for recycling costs	1,166,898		—		1,468,152	
Other current liabilities	338,967		574,083		294,773	
Total Current Liabilities:	17,925,794	29.8	13,136,579	22.0	17,078,322	28.3
Non-Current Liabilities:						
Long-term debt	3,595,500		548,830		2,259,190	
Allowance for retirement benefit	1,664,595		1,563,619		1,684,807	
Other non-current liabilities	734,578		829,356		730,559	
Total Non-Current Liabilities:	5,994,674	10.0	2,941,805	4.9	4,674,557	7.8
Total Liabilities:	23,920,468	39.8	16,078,385	26.9	21,752,879	36.1
Shareholders' Equity:						
Capital Fund	12,533,820	20.9	12,533,820	21.0	12,533,820	20.8
Additional paid-in capital						
Capital appropriation	15,853,954		15,853,954		15,853,954	
Additional paid-in capital total	15,853,954	26.4	15,853,954	26.5	15,853,954	26.3
Accumulated earnings						
Earned surplus reserve	395,279		395,279		395,279	
Unappropriated reserve	9,365,908		13,128,464		13,128,464	
Unappropriated income for the current year	(393,239)		1,853,101		(1,665,875)	
Accumulated earnings total	9,367,949	15.6	15,376,846	25.7	11,857,868	19.6
Difference in valuation of other marketable securities	(19,855)	(0.0)	(41,616)	(0.1)	(71,793)	(0.1)
Less treasury stock at cost	(1,607,060)	(2.7)	(6,592)	(0.0)	(1,606,987)	(2.7)
Total Shareholders' Equity:	36,128,808	60.2	43,716,411	73.1	38,566,832	63.9
Total Liabilities and Stockholders Equity:	60,049,276	100.0	59,794,796	100.0	60,319,741	100.0

2. Non-Consolidated Statement of Income

(Thousands of Yen)

	First quarter from April 1 to June 30				Fiscal year ended March 31	
	FY2004	Ratio %	FY2003	Ratio %	FY2003	Ratio %
Net sales	11,567,053	100.0	13,721,816	100.0	50,289,659	100.0
Cost of sales	5,762,140	49.8	5,695,053	41.5	22,268,234	44.3
Gross profit	5,804,912	50.2	8,026,763	58.5	28,021,424	55.7
Selling, general and administrative expenses	7,326,433	63.4	8,538,970	62.2	30,947,843	61.5
Operating loss	1,521,521	(13.2)	512,207	(3.7)	2,926,419	(5.8)
Non-operating income:						
Interest income	3,877		2,334		9,434	
Dividend income	23,740		23,137		45,396	
Interest income from marketable securities	—		—		11,954	
Insurance commission received	3,346		3,801		14,975	
Rent Revenue	199,642		71,046		283,490	
Other non-operating income	32,398		23,330		93,114	
Total non-operating income	263,004	2.3	123,651	0.9	458,365	0.9
Non-operating expenses:						
Interest expenses	32,237		12,443		66,764	
Stock issue expenses	—		—		—	
Rent expense	413,000		35,350		141,426	
Other non-operating expenses	907		77		15,856	
Total non-operating expenses	446,145	3.8	47,871	0.3	224,047	0.5
Recurring loss	1,704,661	(14.7)	436,427	(3.1)	2,692,101	(5.4)
Extraordinary income:						
Gain on sale of fixed assets	—		19,019		67,701	
Insurance money received	21,409		—		—	
Gain on marketable securities received	—		—		11,396	
Total extraordinary income	21,409	0.2	19,019	0.1	79,097	0.2
Extraordinary losses:						
Loss on sales of property, plant and equipment	1,058		34,754		65,061	
Loss on disposal of property, plant and equipment	7,366		—		12,744	
Loss on cancellation of lease contract	1,964		2,413		10,930	
Loss on casualty	21,506		—		—	
Loss on special depreciation	—		—		26,363	
Loss on sale of investments in securities	54,690		1		—	
Loss on valuation of investments in securities	—		99,999		217,398	
Loss on valuation of membership rights	—		—		2,460	
Net provision for allowance for doubtful accounts	—		950		76,316	
Directors' retirement allowance	—		—		14,800	
Allowance for recycling costs	—		—		840,598	
Total extraordinary losses	86,586	0.8	138,119	1.0	1,266,673	2.5
Loss before income taxes	1,769,838	(15.3)	555,527	(4.0)	3,879,677	(7.7)
Corporate income, local and enterprise taxes	35,000	0.3	34,000	0.3	145,000	0.3
Adjustment on corporate tax, etc	287,904	2.5	(196,551)	(1.4)	(516,912)	(1.0)
Net loss	2,092,742	(18.1)	392,975	(2.8)	3,507,765	(7.0)

Significant Accounting Policies

Relating to Financial Statements

1.Accounting Treatment Standards

(1) Appraisal standards and appraisal methods for principal assets.

1) Stock in subsidiaries: Cost method, cost being determined by the moving average method

2) Short-term investments in securities:

*Securities valued at market: Market value method based on the market prices on the settlement date (all valuation difference are reflected directly in shareholders' equity, the sale price being computed using the moving average method.)

*Securities not valued at market: Cost method, cost being determined by the moving average method

(2) Inventories:

Commodity, products and products in process: Cost method computed by moving average method

Store goods: The latest purchase cost method

(3) Depreciation methods for depreciable assets.

1) Tangible fixed assets: Fixed percentage on declining-balance method

2) Intangible fixed assets: Straight-line method

However, software for internal use is depreciated by the straight-line method based on the assumed useful life for internal use (5 years).

3) Long-term prepaid expenses: Straight-line method

However, expenses related to engineering methods concerning metal fittings for home reinforcement, included in long-term prepaid expenses, are depreciated by the straight-line method based on the maximum assumed contributing period to revenues (3 years).

(4) Deferred assets:

Costs related to development and issuance of new stocks are immediately expensed when the payment was made.

(5) Accounting standards for allowances and reserves.

1)Allowance for doubtful accounts: Provision for losses on doubtful accounts is made up to the maximum allowable based on individual assessments and the actual percentage of bad loan write-offs, as prescribed in the Corporate Income Tax Law. If that amount is deemed to be insufficient, additional provision is made.

2)Provision for accrued bonuses: Provision for accrued bonuses to employees is made by appropriating an amount based on estimated total bonuses that will be paid during the year.

3)Allowance for retirement benefits for employees: In order to provide for retirement allowances the company accrues an amount equivalent to the amount that would be paid if the payment occurred at the end of the current consolidated interim accounting period, based on the projected amount of retirement allowance liabilities and pension assets at the end of the consolidated accounting fiscal year. Furthermore, the Company will treat the entire variance at the time the accounting standards were changed as a one-off expense during the next consolidated accounting period.

4)Allowance for recycling costs: Allowance for recycling costs is provided in preparation for payment of transportation and storage relating to recycling waste plastics for fuel.

(6) Other significant policies used in these financial statements.

Accounting treatment of consumption tax: Excluding tax method

Net Sales by Division

(Thousands of Yen)

	First quarter from April 1 to June 30		Changes	Fiscal year ended March 31
	FY2004	FY2003		FY2003
Termite Eradication Service	**3,224,364**	3,474,174	(249,809)	11,578,984
Under-Roof/Floor Ventilation System	**2,389,934**	3,305,892	(915,957)	12,019,559
Home Reinforcement System	**939,617**	2,032,098	(1,092,481)	6,643,615
Other	**1,048,364**	1,334,862	(286,498)	4,466,158
Home Sanitation Division Total:	**7,602,281**	10,147,027	(2,544,746)	34,708,317
Water activator installation	**834,930**	871,944	(37,014)	3,523,978
Care and maintenance of building water supply	**319,825**	363,046	(43,221)	1,458,716
Other	**854,935**	656,141	198,794	3,102,365
Establishment Sanitation Division Total:	**2,009,691**	1,891,132	118,559	8,085,061
Industrial Waste (Waste plastic processing)	**1,035,364**	966,289	69,075	4,019,832
Industrial waste (Incineration)	**341,662**	335,143	6,519	1,341,175
Industrial waste (Organic Waste Water Recycle)	**404,897**	382,223	22,673	1,711,269
Other	**173,156**	—	173,156	424,003
Environmental Resources Development Division Total:	**1,955,080**	1,683,656	271,423	7,496,280
Total Net Sales:	**11,567,053**	13,721,816	(2,154,763)	50,289,659

FILE NO. 82-5023

(Translation)

October 7, 2003

Name of listed company: SANIX INCORPORATED

Title and name of representative:
Shin-ichi Munemasa
President and Representative Director

(Code No.: 4651 First section of the Tokyo Stock Exchange, First section of the Osaka Securities Exchange, and the Fukuoka Stock Exchange)

Inquiries to be directed to: Kozo Inoue,
Managing Director,
Tel.: 092-436-8882

Notice on Revisions to the Forecasts of Interim Business Results and Interim Dividend for the Year Ending March 31, 2004

Notice is hereby given that in consideration of the recent business climate, the forecasts of business results and interim dividend of Sanix Incorporated (the "Company") for the year ending March 31, 2004 (from April 1, 2003 to September 30, 2003), as given at the time of publication of the financial statements on May 14, 2003, are revised as described in the following tables:

Description

1. Revision to the interim business results

(1) Revision to the forecasts of interim non-consolidated business results for the year ending March 31, 2004 (from April 1, 2003 to September 30, 2003):

(million yen)

	Net Sales	Recurring Profit	Net income
Previous forecast (A)	26,800	(650)	(870)
Revised forecast (B)	23,364	(3,000)	(3,450)
Difference (B-A)	(3,436)	(2,350)	(2,580)
Rate of increase or decrease	(12.8)%	-	-

Previous results (for the interim period ended September 30, 2002)	28,638	194	(152)

(2) Revision to the forecasts of interim consolidated business results for the year ending March 31, 2004 (from April 1, 2003 to September 30, 2003):

(million yen)

	Net Sales	Recurring Profit	Net income
Previous forecast (A)	27,100	(600)	(850)
Revised forecast (B)	23,564	(3,150)	(3,630)
Difference (B-A)	(3,536)	(2,550)	(2,780)
Rate of increase or decrease	(13.0)%	-	-
Previous results (for the interim period ended September 30, 2002)	28,640	233	(161)

(3) Reason for the revision of financial statements

During the first half ended September 30, 2003, the Home Sanitation (HS) division, Sanix's core division, strengthened its foundation by focusing on winning new customers and training divisional staffs. When the previous forecasts were announced, the management anticipated earnings taking into consideration the effects of shifting sales efforts to winning new customers rather than depending on existing customers. Though the Company estimated sales drop in Home Reinforcement Systems and Under-roof and Under-floor Systems, the sales drops of these products were larger than the previous estimates. As a result, sales drops in the HS division were the primary factor for the downward revision of the Company's first-half non-consolidated and consolidated sales forecasts.

At the same time, Sanix is revising the forecast of its net loss. Because the marginal profit ratio of the HS division is high, a significant sales drop in the division increases its net loss compared to the previous forecast.

Sanix is also revising its first-half consolidated earnings forecast following a revision of its first-half non-consolidated earnings forecast.

Sanix will disclose its full-year non-consolidated and consolidated earnings forecasts on

November 12, 2003, when the Company releases its fiscal half-year financial statements.

2. Revision to interim dividend forecast

Due to the revision of its half-year earnings forecast, Sanix will not pay an interim dividend. We ask for the continued understanding of our stockholders and parties concerned.

	Interim Dividend
Forecast as of May 14, 2003	10.00 yen
Revised forecast	0.00 yen
(Reference) Interim dividend per share for the previous year	10.00 yen

The year-end dividend forecast will be announced on November 12, 2003, when the Company releases its fiscal half-year financial statements.

- END -